TULEVA INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

TULEVA INC.

CONTENTS

DECEMBER 31, 2023

	Page
INDEPENDENT AUDITOR'S REPORT	
FINANCIAL STATEMENTS	

INDEPENDENT AUDITOR'S REPORT

9800 Richmond Ave, Suite 595
Houston, TX 77042
United States of America

Opinion

We have audited the financial statements of Tuleva Inc. (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in shareholders' equity, and cash flow for the period from May 19, 2023 to December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flow for the period from May 19, 2023 to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

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Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Use professional judgment and exercise professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

Kreston GTA LLP

Markham, Ontario, Canada
April 15, 2024

TULEVA INC.

BALANCE SHEET

AS AT DECEMBER 31, 2023

		2023

ASSETS

Current assets

Cash	$	1,069
Other receivables		1,867
Advances		198,000
	$	200,936

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities

Accounts payable and accrued liabilities	$	241,162
Loan payable (Note 4)		110,000
Due to shareholder (Note 5)		163,505
		514,667
	$	-

Shareholders' deficit

Share capital		229,500
Deficit		(543,231)
		(313,731)
	$	200,936

The accompanying notes are an integral part of these financial statements.

TULEVA INC.

STATEMENT OF OPERATIONS

FROM COMMENCEMENT OF OPERATIONS ON MAY 19, 2023 TO DECEMBER 31, 2023

	2023
REVENUE	$ -
EXPENSES	
Salaries and related benefits	346,866
Consulting fees	125,201
Legal	32,765
Accounting and professional fees	16,500
Office expenses	11,899
Interest and bank charges	10,000
NET LOSS	$ 543,231

The accompanying notes are an integral part of these financial statements.

TULEVA INC.

STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY

FROM COMMENCEMENT OF OPERATIONS ON MAY 19, 2023 TO DECEMBER 31, 2023

	Share Capital		Deficit	Total
	Number	$	$	$
Balance as at May 19, 2023	-	-	-	-
Shares issued for incorporation (Note 6)	20,000,000	2,000	-	2,000
Shares issued for private placement (Note 6)	455,000	227,500	-	227,500
Net loss during the period	-	-	(543,231)	(543,231)
Balance as at December 31, 2023	20,455,000	229,500	(543,231)	(313,731)

The accompanying notes are an integral part of these financial statements.

TULEVA INC.

STATEMENT OF CASH FLOW

FROM COMMENCEMENT OF OPERATIONS ON MAY 19, 2023 TO DECEMBER 31, 2023

		2023
OPERATING ACTIVITIES		
Net loss	$	(543,231)
Net change in working capital items:		
Other receivables		(1,867)
Advances		(198,000)
Accounts payable and accrued liabilities		241,162
Cash flows from operating activities		(501,936)
FINANCING ACTIVITIES		
Loan payable		110,000
Advances from shareholder		28,500
Loan to shareholders		135,005
Issuance of share capital		229,500
Cash flows from financing activities		503,005
NET CASH CHANGE DURING THE PERIOD	$	1,069
OPENING CASH BALANCE		-
CASH BALANCE AT DECEMBER 31, 2023	$	1,069

The accompanying notes are an integral part of these financial statements.

1.   Nature of operations

Tuleva, Inc. (the "Company"), was incorporated in the State of Delaware on May 19, 2023, in the United States. The Company is a manufacturing entity specialized in processing lithium in the US using innovative carbon-neutral processes. The Company is located and headquartered in Houston, Texas.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in technology.

2.   Going concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Realization values may be substantially different from carrying values as shown and the financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments may be material.

Since the Company's inception, the Company has incurred losses and negative cash flows from operations. At December 31, 2023, the Company had an accumulated deficit of $543,231. The Company's net loss was $543,231 for the period from May 19, 2023 to December 31, 2023. The Company follows the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 205-40, Presentation of Financial Statements—Going Concern, or ASC 205-40, which requires management to assess the Company's ability to continue as a going concern for one year after the date the financial statements are issued. The Company expects that its existing balance of cash and cash equivalents as of December 31, 2023 is not sufficient to fund operations for more than one year after the date of this filing and therefore management has concluded that substantial doubt exists about the Company's ability to continue as a going concern without an influx of additional capital. Management plans to raise additional capital through equity or debt financings, or through strategic transactions. Management's plans may also include the deferral of certain operating expenses unless and until additional capital is received.

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2.   Going concern (continued)

However, there can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to the Company, or that the Company will be successful in deferring certain operating expenses. If the Company is unable to raise sufficient additional capital or defer sufficient operating expenses, the Company may be compelled to reduce the scope of its operations and planned capital expenditures.

The accompanying financial statements do not include any adjustments relating to the recoverability of assets and to the reclassification of asset and liability amounts that might be necessary should the Company be unable to continue its operations.

3.   Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative US GAAP as found in the ASC and Accounting Standards Updates, or ASUs, of the FASB. The Company's functional currency is the U.S. dollar.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management used significant estimates in the following areas, among others: stock-based compensation expense, the determination of the fair value of stock based awards, the fair value of common stock warrants, the accounting for research and development costs, accrued expenses, the recoverability of the Company's net deferred tax assets and related valuation allowance, and the amortization of the debt expenses. The financial data and other information disclosed in these notes are not necessarily indicative of the results to be expected for any future year or period. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable, however, actual results could significantly differ from those results.

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3.   **Summary of significant accounting policies (continued)**

Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, and restricted cash. The Company's investment policy includes guidelines on the quality of the institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. The Company has no off-balance sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and highly liquid investments, with terms to maturity of three months or less at the date of purchase.

Financial instruments

The Company's financial instruments consist of cash, advances receivable, due from related parties, accounts payable and accrued liabilities and short term debt. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

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3.   Summary of significant accounting policies (continued)

Stock-Based Compensation

The Company has equity incentive plans under which various types of equity-based awards including, but not limited to, incentive stock options, and non-qualified stock options, may be granted to employees, non-employee directors, and non-employee consultants.

The Company has applied the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, to account for stock-based compensation for employees. The Company recognizes compensation expense for all stock-based awards based on the estimated grant-date fair values. For restricted stock unit awards to employees, the fair value is based on the closing price of the Company's common stock on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period.

The fair value of stock options is determined using the Black-Scholes option pricing model. The Company utilizes a dividend yield of zero based on the fact that the Company has never paid cash dividends and has no current intention of paying cash dividends. The Company elected an accounting policy to record forfeitures as they occur. For stock awards that vest based on performance conditions (e.g., achievement of certain milestones), expense is recognized when it is probable that the conditions will be met.

Related parties

Related party transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

3. **Summary of significant accounting policies (continued)**

Income taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. To date, the Company has not taken any uncertain tax position or recorded any reserves, interest or penalties.

4. **Loan payable**

	2023
Balance as at December 31, 2023	$ 110,000

In October 2023, the Company entered into loan agreement with a third party in the amount of $100,000 with a maturity date of December 31, 2023. Per this agreement, the repayable loan amount on maturity is $110,000. The difference of $10,000 has been accrued as interest during the period by the Company.

5.   Due to shareholder

The amount due to the shareholders is non-interest bearing and due on demand. Since the shareholders have indicated that it is not their intention to request payment of this amount during the next fiscal year, this amount has been classified as a non-current liability in the accompanying financial statements.

	2023
Due to/from shareholders	$ 163,505

6.   Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. On incorporation date, the Company issued 20,000,000 common shares which have a par value of $0.0001. All issued shares are fully paid.

b) Common shares issued

On August 24, 2023, the Company closed a private placement, by issuing 30,000 common shares of the Company at a price of $0.50 per share for total gross proceeds of $15,000.

On August 25, 2023, the Company closed a private placement, by issuing 350,000 common shares of the Company at a price of $0.50 per share for total gross proceeds of $175,000.

On August 29, 2023, the Company closed a private placement, by issuing 75,000 common shares of the Company at a price of $0.50 per share for total gross proceeds of $37,500.

7.   Income taxes

As of December 31, 2023, the Company had U.S. federal and state NOLs of $543,231. Net operating loss and tax credit carryforwards may become subject to annual limitations in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined by Sections 382 and 383 of the Internal Revenue Code as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future

7.   Income taxes (continued)

taxable income or tax liabilities. The Company files income tax returns in the U.S., the State of Texas. Tax years for 2023 and thereafter are open and potentially subject to examination by the federal and state taxing authorities. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. To the extent the Company utilizes any tax attributes from a tax period that may otherwise be closed due to statute expiration, the Internal Revenue Service, state tax authorities, or other governing parties may still adjust the tax attributes upon their examination of the future period in which the attribute was utilized. There are no uncertain tax positions recorded for any federal or state positions. The Company's policy is to record interest and penalties related to tax matters in income tax expense.

	2023
Deferred tax assets:	
NOLs	$ 543,231
Less valuation allowance	(543,231)
Net deferred tax asset	$ -

8.   Subsequent Events

The Company evaluated subsequent events from December 31, 2023, the date of these financial statements, through April 12, 2024, which represents the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the period ended December 31, 2023. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

On January 29, 2024, the Company closed a private placement by issuing 200,000 common shares for $0.50 per share for a total gross proceeds of $100,000.

On January 30, 2024, the Company closed a private placement by issuing 100,000 common shares for $0.50 per share for a total gross proceeds of $50,000.

On March 6, 2024, the Company closed a private placement by issuing 1,000,000 common shares for $0.50 per share, for a total gross proceeds of $500,000.